Filed by Apollo Commercial Real Estate Finance, Inc.

Commission File No. 001-34452

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) and Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following are excerpts from a transcript of a question and answer session during a conference on financial institutions sponsored by RBC Capital Markets held on March 8, 2016, in which Stuart A. Rothstein, President and Chief Executive Officer of ARI, participated. In addition, an audio recording of the full question and answer session was made available on ARI’s website today.

Jason Arnold – RBC Capital Markets

Good afternoon everyone. Thanks a lot for joining us for the Mortgage REIT Panel here at RBC. I’m Jason Arnold. Joining us this afternoon is an interesting crew of mortgage REITs here. I’d say 10 years ago this space used to be pretty much dominated – maybe 15 years ago now – pretty much dominated by rate-sensitive, purely rate-sensitive trades, purely agency MBS, no hedges, no anything, very plain vanilla. And now we’ve got much more diverse group. There’s commercial, there’s residential, there’s structures with more and less interest rate risk exposure and whatnot.

So interesting crowd here again. I guess from your left to right, joining us here, Matt Lambiase, President and CEO of Chimera. To his left we have Stuart Rothstein, CEO and President of Apollo Commercial. And then last gentleman on the end there is Richard Saltzman, President and CEO of Colony Capital.

So just to kick it off, I’ve got some prepared questions. Anyone who has any questions anytime here, just raise your hands and interject. But just to kick off, maybe each of you could offer a brief introduction of your companies. I know you’re all REITs, just as I mentioned earlier, you focus in on different segments of the mortgage market and in Colony, even you focus outside of mortgage. So just see if you could share with us an overview of your strategies as well. So Matt, maybe you want to start.

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All right, and then Stuart, you recently had an acquisition announcement. So just curious if you can comment on that to the degree that you can and opportunity set for the combination.

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Yes. So I don’t know if everybody’s aware, but broadly in Apollo we manage two mortgage REITs. There’s the BF called ARI that I’m speaking about today, and then separately we manage a mortgage REIT in the residential mortgage-backed securities business that’s a hybrid, that focuses on both agency securities, as well as non-agency securities. For those that follow the residential mortgage-backed security space, you’re probably aware that many resi mortgage REITs have been trading at fairly steep discounts to book value for an extended period of time. We announced a transaction, almost two weeks ago now, where ARI, our commercial mortgage REIT is going to acquire AMTG, our residential mortgage REIT. First and foremost, let me explain that ARI is in no way getting into the residential mortgage-backed securities business. This is purely from ARI’s perspective what we believe to be an extremely attractive capital raise. We’re going to capture about $425 million or so of capital on behalf of ARI, both in terms of an attractively priced perpetual preferred security, as well as the issuance of about $225 million of common equity, north of ARI’s book value.

So from ARI’s perspective, we think we’re raising about $425 million of capital on an accretive basis to the company, which always is the goal of any capital raise. We seek to undertake at ARI and we’re raising the capital really back to my initial comments, which is from our perspective, we actually still see a very attractive pipeline of opportunities for ARI, given the alternatives available to us as a company today. We think this is probably the most attractive way for us to bring more capital into ARI.

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Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI intends to file a registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and AMTG intends to file a proxy statement and other relevant materials with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the Securities and Exchange Commission at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

ARI and its directors, executive officers and certain other members of management and employees of ARI may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the transactions with AMTG. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the transactions with AMTG, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Stockholders can find information about ARI and its directors and executive officers and their ownership of ARI’s common stock in ARI’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and in its definitive proxy statement relating to its 2015 annual meeting of stockholders filed with the SEC on March 19, 2015. Additional information regarding the interests of such individuals in the transactions with AMTG will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and ARI’s website at www.apolloreit.com.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and whether and when the proposed transactions with AMTG will be consummated and the anticipated benefits thereof. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.